Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Volterra Semiconductor Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-118006) on Form S-8 of Volterra Semiconductor Corporation of our report dated January 28, 2005, except as to Note 12, which is as of February 21, 2005, with respect to the consolidated balance sheets of Volterra Semiconductor Corporation and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, convertible preferred stock and stockholders’ equity (deficiency), and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004, annual report on Form 10-K of Volterra Semiconductor Corporation.

/s/ KPMG LLP

Mountain View, California
February 28, 2005